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                                                                  Exhibit (a)(3)

                             ExecuStay Corporation
                            7595 Rickenbacker Drive
                             Gaithersburg, MD 20879


Press Release

  ExecuStay Agrees to be Acquired by Marriott International for $128 Million

GAITHERSBURG, MD, January 6, 1999 - ExecuStay Corporation (EXEC/NASDAQ), the second largest provider of leased corporate apartments in the country, has definitively agreed to be acquired by Marriott International, Inc. (MAR/NYSE), a
leading worldwide hospitality company based in Washington, D.C.   Upon closing
of the transaction, Marriott International expects to operate the acquired company as "ExecuStay by Marriott."

The total acquisition consideration will approximate $128 million, including cash, stock and assumed debt (approximately $13.5 million, net of existing assets). Under terms of the agreement, the public shareholders of ExecuStay will receive $14 per share in cash. The founders of ExecuStay will receive approximately $13 in Marriott International common stock for each share of ExecuStay common stock they own. Marriott International expects to commence a tender offer for all outstanding shares of ExecuStay within the next five business days. The parties expect to complete the transaction in March 1999.

ExecuStay, headquartered in the Washington, D.C. area, provides approximately 6,000 high quality, furnished apartments in 44 states and the District of Columbia under contracts with corporate clients and professionals. The company owns no residential real estate, and provides corporate apartments through short-term lease arrangements between ExecuStay and a network of unaffiliated property owners and managers. Originally founded in 1986, ExecuStay generates approximately $150 million in annual revenues and has over 450 employees.

Gary R. Abrahams, ExecuStay's Chief Executive Officer said, "We believe that ExecuStay's new association with Marriott International and its global distribution systems will greatly expand ExecuStay's growth potential over the next several years in this large and dynamic corporate apartment market."

About ExecuStay

ExecuStay's founding leadership will continue to manage the day-to-day business with a select team of Marriott International executives.

ExecuStay Corporation was organized in June 1997. The company's original subsidiary was founded in 1986. The company, which now holds approximately a five percent share of the market, began offering fully furnished, high-quality
apartment services in 1988.   Interim housing refers to stays of at least a
month, generally for corporate clients meeting seasonal, temporary or startup needs, or to accommodate employees who have been relocated or are on temporary assignment.
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About ExecuStay
Page Two

Average rental periods for ExecuStay are about three months at an average rate of approximately $2,200 per month. All expenses relating to each residence, including rent, telephone service, utilities, cable television, housekeeping and trash removal are paid by ExecuStay and charged to the customer on a single monthly invoice. ExecuStay can locate and furnish a residence with 24 hours notice.

ExecuStay's customers include Fortune 500 companies, federal and state governmental agencies, small businesses and individuals. The number of apartments operated by ExecuStay has grown from approximately 190 in 1994 to a seasonal peak of about 6,000. The company operates 32 offices including Atlanta; Austin, Tex.; Boston; Charlotte; Chicago; Dallas; Denver; Fort Lauderdale, Fla.; Hartford, Conn.; Houston; Indianapolis; Los Angeles; Minneapolis; New York City; Orlando; Philadelphia; Phoenix; Pittsburgh; Portland, Ore.; Raleigh, N.C.; Richmond, Va.; Sacramento, Calif.; San Francisco; Salt Lake City; Seattle; Stamford, Conn.; Tampa and Washington, D.C.

About Marriott International

Marriott International, Inc. is a leading worldwide hospitality company, with over 1,700 operating units in the United States and 53 other countries and territories. Major businesses include hotels operated and franchised under the Marriott, Ritz-Carlton, Courtyard, Residence Inn, Fairfield, Town Place Suites, SpringHill Suites, Renaissance, and Ramada International brands; vacation ownership (timeshare) resorts; senior living communities and services; and food service distribution. The company is headquartered in Washington, D.C. and has approximately 131,000 employees. In fiscal year 1997, Marriott International reported total sales of $9.0 billion.

Note: This press release contains "forward-looking statements" within the meaning of federal securities law. These forward-looking statements include, among others, statements concerning the company's outlook for 1999 and beyond; the interim housing market, the lodging industry; business strategies and their anticipated results; and similar statements concerning anticipated future events and expectations that are not historical facts. The forward-looking statements in this press release are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those, expressed in or implied by those statements.

Contact:    Gary R. Abrahams
            (301) 948-7300